

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 14, 2010

By U.S. Mail and Facsimile to (617) 848-4390

John K. Bray
Chief Financial Officer
New Star Financial, Inc.
500 Boylston Street, Suite 1600
Boston, Massachusetts 02116

> **Re: NewStar Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-33211**

Dear Mr. Bray:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Amit Pande
                                        Accounting Branch Chief